INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

July 17, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the EuroPac Gold Fund (the “Fund”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 16, 2013, regarding Post-Effective Amendment No. 376 to the Registrant’s Form N-1A registration statement with respect to the EuroPac Gold Fund, a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 378 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Prior Performance for Similar Accounts Managed by the Advisor

1)	The performance table should include a broad based index (like the S&P 500) as a comparison. The XAU can still be listed in addition to the broad based index.

Response: The Registrant will add the S&P 500 Index returns to the table under prior performance for similar accounts managed by the Sub-advisor.

2)
Determine whether the excluded accounts materially impact the performance number.  If no impact, then add a sentence that the exclusion of these accounts does not make the performance information misleading.

Response: The Registrant will add the following to the paragraph following the performance table, “The Sub-advisor believes that the exclusion of these accounts does not make the performance information misleading.”

3)	With respect to “Footnote 1” – make sure the composite performance is net of all actual fees and expenses. Represent that it reflects all actual expenses.

Response: The Registrant has clarified that the composite returns reflect the deduction of all actual expenses as follows:

“(1) The Adrian Day Asset Management Gold Accounts Composite is a composite of all accounts managed by the Sub-advisor that are fully invested in its Gold Strategy.  The Gold Accounts composite accounts reflect the deduction of all actual expenses including a 1.94% annual management fee (which includes performance fees to which the Fund is not subject).  The composite performance does not represent the historical performance of the Fund and should not be interpreted as being indicative of the future performance of the Fund.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary

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